Date: November 16, 2022

RE: Meeting of the shareholders of ImmunoPrecise Antibodies Ltd. to be held on December 13th (the "Meeting")

I, Brad McConn, the Chief Financial Officer of ImmunoPrecise Antibodies Ltd. hereby certify that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c) ImmunoPrecise Antibodies Ltd. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

(s) Brad McConn
Name:	Brad McConn
Title:	Chief Financial Officer